UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 366th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 14, 2020

1. DATE, TIME AND PLACE: February 14, 2020, at 9 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções neighborhood, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The call was issued in accordance to the Bylaws. The meeting was attended by the members of the Board of Directors of the Company who signed this minute, representing the required quorum in accordance with the Bylaws. The Board Members Messrs. Francisco Javier de Paz Mancho, Luis Miguel Gilpérez López and Julio Esteban Linares Lopez participated through video conference from Madrid, Spain. Also present were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting; and the presenters individually named in each of the themes below, whose participation was restricted to the time of appreciation of the respective themes.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS: After the exam and debate of the matters included in the Agenda, the members of the Board of Directors deliberated unanimously as described below:

4.1. TO APPROVE THE FINANCIAL STATEMENTS, ACCOMPANIED BY THE INDEPENDENT AUDITORS OPINION AND THE MANAGEMENT’S ANNUAL REPORT, RELATED TO THE FISCAL YEAR ENDED DECEMBER 31, 2019 (“2019 FINANCIAL STATEMENTS”), AS WELL AS THE PROPOSAL FOR CAPITAL BUDGET FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020, INCLUDING THE REPORT FOR THE EXECUTION OF THE CAPITAL BUDGET OF 2019 (“PROPOSAL FOR CAPITAL BUDGET”) AND THE PROPOSAL FOR INCOME ALLOCATION RELATED TO THE FISCAL YEAR ENDED DECEMBER 31, 2019 (“PROPOSAL FOR INCOME ALLOCATION”): Mr. David Melcon Sanchez-Friera, Chief Financial and Investor Relations Officer, together with the Director of Accounting, Mr. João Orlando Carneiro and the Director of Investor Relations, Mr. Luis Carlos da Costa Plaster, presented: (i) the 2019 Financial Statements; (ii) the Proposal for Capital Budget; and (iii) the Proposal for Income Allocation. The presentations were attended by the Fiscal Board Members – Messrs. Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen, who, having previously analyzed the documents, opined in favor of the 2019 Financial Statements, the Proposal for Capital Budget and the Proposal for Income Allocation and the submission of these documents to the Shareholders’ Meeting. In addition, the representative of PricewaterhouseCoopers Auditores Independentes, Mr. Sergio Eduardo Zamora, who declared that there are no reservations regarding the 2019 Financial Statements, having submitted the final draft of

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 366th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 14, 2020

the Independent Auditors' Report, without reservations, which will be signed, without changes to the final draft presented here, until the date of disclosure of the 2019 Financial Statements to the market. The independent auditors also declared their independence from the Company. On this occasion, the Board of Directors formally positioned itself regarding the independence declaration presented by the independent auditors, informing that they were not aware of anything that might affect the said declaration of independence. In addition, the Board Members were informed that the documents in question had been previously analyzed and approved by the Audit and Control Committee and by the Fiscal Board. Following the appreciation and discussion among those present, the Board of Directors, considering the favorable opinion of the Fiscal Board and the favorable recommendation from the Audit and Control Committee, unanimously approved the 2019 Financial Statements, the Proposal for Capital Budget and the Proposal for Income Allocation, issuing a favorable opinion, without reservations, which is filed at the Company's headquarters as an annex to these minutes, and has decided to submit said documents for the approval of the Ordinary Shareholders’ Meeting to be convened by the Chairman of the Board.

4.2. APPROVING THE CALL NOTICE FOR THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING: The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, presented a proposal for a Call Notice for the Company's Ordinary and Extraordinary Shareholders’ Meeting, to be held on April 8, 2020. The Collegiate approved the convening of said Meeting, and the Chairman of the Board was authorized to adopt the necessary measures to convene and carry out the act, subject to legal and statutory provisions.

5. CLOSING: Since there was no other business to be treated, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 14, 2020. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra; Sonia Julia Sulzbeck Villalobos. Fiscal Board: Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen. Independent Auditor: Sergio Eduardo Zamora; Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 366th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 14, 2020, which was drawn-up in the proper book.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 366th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 14, 2020

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

ANNEX

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. ("Company" or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, as provided for in the Brazilian Corporate Law and in the Company's Bylaws, examined and analyzed the Company's Financial Statements, together with the Independent Auditors' Report and the Annual Management Report for the fiscal year ended December 31, 2019 ("Annual Financial Statements for 2019"), as well as the Proposal for Capital Budget for the fiscal year of 2020, including the Report on the Execution of the Budget for 2019, and the Proposal for Income Allocation for the year 2019 and, taking into account the information provided by the Company's Board of Executive Officers, by PricewaterhouseCoopers Auditores Independentes and the favorable opinion of the Fiscal Board members and members of the Audit and Control Committee, they are unanimously in favor of such documents, as they adequately reflect the Company's equity and financial positions in all material respects, and determine the forwarding of such documents for approval by the Company's Ordinary Shareholders' Meeting, pursuant to the Brazilian Corporate Law.

São Paulo, February 14, 2020.

Eduardo Navarro de Carvalho	Luiz Fernando Furlan
Chairman of the Board of Directors	Member of the Board of Directors

Julio Esteban Linares Lopez	Francisco Javier de Paz Mancho
Member of the Board of Directors	Member of the Board of Directors

Ana Theresa Masetti Borsari	Christian Mauad Gebara
Member of the Board of Directors	Member of the Board of Directors

Antonio Carlos Valente da Silva	Sonia Julia Sulzbeck Villalobos
Member of the Board of Directors	Member of the Board of Directors

José María Del Rey Osorio	Claudia Maria Costin
Member of the Board of Directors	Member of the Board of Directors

Luis Miguel Gilpérez Lopez	Narcís Serra Serra
Member of the Board of Directors	Member of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 18, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director